December 12, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7553

Re:	Recro Pharma, Inc. Registration Statement on Form S-1 (File No. 333-214856)

Ladies and Gentlemen:

As representative of the several underwriters of Recro Pharma, Inc.’s (Recro Pharma, Inc. is referred to herein as the “Company”) proposed public offering of shares of common stock, we hereby join the Company’s request for acceleration of the effectiveness of the above-referenced Registration Statement so that it will be declared effective by 9:00 a.m. (EST) on December 13, 2016, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, please be advised that we have distributed no more than 100 copies of the preliminary prospectus through the date hereof, to underwriters, dealers, institutions and others.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours, PIPER JAFFRAY & CO. As representative of the several Underwriters By: PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
Name: Christie L. Christina
Title: Managing Director